CNH HOLDINGS COMPANY RESPONSE TO SEC COMMENTS

RE:	Cistera Networks, Inc
Form 10-KSB for the Fiscal Year Ended March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
Form 10-QSB for the Fiscal Quarter Ended December 31, 2005

Registration Statement on Form SB-2

File No. 000-17304

Filed August 24, 2005

NOTE: Company Name Changed to Cistera Networks Inc. (OTCBB: CNWT) Effective 9/27/2005

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Item 6 Management’s Discussion and Analysis or Plan of Operations

Critical Accounting Policies

Revenue Recognition, page 11

1.

We note your response to prior comment number 1, whereby you have determined that SOP 97-2 does not apply to your sales arrangements as the software is incidental to your product as a whole. Please address the following questions that we have about your analysis based on the indicators in footnote 2 of SOP 97-2:

•	Clarify whether the software is a significant focus of your marketing effort.

Response: Cistera markets our software and hardware as a single convergence “platform”. The following bullet points that discuss the merits of a convergence platform are taken directly from Cistera’s website:

Unified Administration

Converged Applications require a single unified view of users, devices and services so that the services can be consistently applied. For example with emergency alerting and notification, this impacts presence, recording, directory services and two way radios.

Single Point Integration

One of the challenges in the early days of convergence was the number of devices wanting to integrate into the Call Control Platform. Using CTI ports was especially challenging because they used up resources on the PBX Trunking also proved a challenge because of dial plan constraints. The Cistera ConvergenceServer addresses these problems by providing single point integration. Quality of Service is also enhanced because the interfaces are all implemented in the same way in the same location.

Centralized Security Model

As IP Telephony proliferates, so too do the challenges of security. The Cistera ConvergenceServer delivers a unified and consistent security model, reducing the cost and complexity of managing this challenge.

Unified Directory Management

To implement a single converged application is a relatively straightforward exercise, indeed there are many point applications out there that can be implemented on a Windows PC. However when you need to implement two or more converged application engines supporting thousands of users, that model quickly breaks down.

_ _ _

Cistera Networks has consistently marketed our product line as a convergence platform (containing both hardware and software) since the inception of the business. We do not market or sell the software application engines contained on our platform separate from the server hardware.

•

Your response states that you do not provide post contract support (“PCS”), however we note that you provide maintenance and support of the software. Explain the services that you provide in the software maintenance and support arrangements and why you believe that these services do not constitute PCS. In this respect, tell us whether you are developing additional functionality to your core software. If so, tell us whether you deliver upgrades or enhancements based on development efforts to your customers.

Response: Cistera Networks provides support and maintenance to our clients who have purchased support and maintenance contracts. These contracts are purchased separately apart from the sale of the server convergence platform. Cistera offers our clients the ability to purchase 24/7 remote customer support, via phone or online technical support embedded within our website. Cistera warranties for sixty (60) days after installation that all software and hardware will operate substantially in accordance with the provided documentation, project plan and scope of work. Cistera Networks requires that all customers have a valid Cistera maintenance and support contract in order to have access to ongoing support and maintenance services. Should a customer not have a valid Cistera support contract, and they are experiencing a hardware or software support issue, support may be provided on an individual or for-fee basis at the discretion of Cistera Networks.

Cistera will continue the development of additional future functionality for our platform software. These new feature sets are released through minor and major releases. Support for minor software releases is included in the standard support and maintenance agreement. Minor releases are defined as any release that does not include an incremental version change: For example, version 3.4 upgraded to version 3.5 is considered a minor release upgrade.

Major releases are defined as any release that includes an incremental version change: For example, version 3.4 upgraded to version 4.0 is considered a major release upgrade. Major releases are not included in the standard maintenance and support agreement.

•

Clarify how you have considered indicator (c) when determining that your software is incidental, as it appears that you have incurred significant costs that are within the scope of SFAS 86. In this respect, we note that you have recorded approximately $4.7 million of capitalized intellectual property and software development as of December 31, 2005, which represents approximately 90% of your total assets as of that date.

Response: Indicator (c) states that one of the key indicators of whether software is incidental to a product as a whole is: “whether the vendor incurs significant costs that are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Cistera has incurred significant intellectual property and development costs that cover many areas that expand beyond just core application feature set development. Cistera has invested a considerable part of these development costs into areas such as: (a) Linux software/hardware interoperability development, (b) Cisco CallManager™ hardware and software interoperability development and (c) development work in IEEE standards for audio signaling, broadcasting, radio spectrum bandwidth analysis and compatibility with industry standard broadcasting codecs. All of these types of development efforts, combined with the Cistera core application engine development, are intricately tied together to support the convergence platform product line offered by Cistera.

•	If upon further determination, you conclude that your arrangements are in the scope of SOP 97-2, please address prior comment number 2.

Response: Cistera’s position remains that our arrangements are not under the scope of SOP 97-2.

2.

Your response to prior comment number 4 indicates that you defer revenue from your professional services (i.e. installation services) until completion of the services because your arrangements contain acceptance provisions. Please address the following with respect to your accounting policy for these acceptance provisions:

•

Tell us whether you defer revenue allocated to your delivered product line until the acceptance provisions have been satisfied. In this respect, tell us how your policy complies with the guidance of SAB Topic 13, Section A.3.b.

Response: SAB Topic 13, Section A.3.b states the following: “After delivery of a product or performance of a service, if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs. Customer acceptance provisions may be included in a contract, among other reasons, to enforce a customer’s rights to (1) test the delivered product, (2) require the seller to perform additional services subsequent to delivery of an initial product or performance of an initial service (e.g., a seller is required to install or activate delivered equipment), or (3) identify other work necessary to be done before accepting the product. The staff presumes that such contractual customer acceptance provisions are substantive, bargained-for terms of an arrangement. Accordingly, when such contractual customer acceptance provisions exist, the staff generally believes that the seller should not recognize revenue until customer acceptance occurs or acceptance provisions lapse.”

Cistera’s accounting policy is to invoice all hardware, software, professional services and support items when a valid purchase order has been received and the hardware and software shipped to the client. Further, since our clients do not have return rights on hardware and software, our stated accounting policy is to recognize the revenue from the hardware and software at the time when shipping occurs. There are no terms or conditions in our sales agreements such as those found in items 1-3 of SAB Topic 13, Section A.3.b that would limit or prevent Cistera from immediately recognizing the revenue for professional and support services at the time of shipping. However, our stated accounting policy is to defer all professional services revenue until customer acceptance to ensure that all costs related to the professional services rendered during installation have been captured by our accounting system and the installation phase of the project closed. The revenue charged for professional services is, with the exception of travel charges paid at cost by our clients, fixed and certain. Our standard operating practice is to provide all professional services under the auspices of a mutually agreed-to statement of work. This statement of work will contain client acceptance criteria that identify the specific areas of functionality to be enabled during the installation process. Support and maintenance revenue is recognized monthly to match the degree of completion for the term of the support service and also ensure that expenses related to the rendering of support services have been properly matched against revenues.

Cistera Networks’ business model is structured to allow us to sell the application gateway, a combination of software/hardware (the “product”). Once the “product” is sold to our distributors/Value-added Resellers (VARs) (our “customers”), our customers are then responsible for the installation and configuration. At times, our customers contract Cistera Networks to provide Cistera resources to deliver the installation and configuration services. In these cases, a Statement of Work (SOW) is established between Cistera and the customer (Distributor/VAR) on behalf of their end-user customer.

Support and Maintenance is provided by Cistera’s customer (Distributor/VAR), under the terms of a standard one-year maintenance agreement as part of the initial product sale to the end-user client. The customer (Distributor/VAR) engages Cistera resources to deliver the support and maintenance under the terms of the Distributor/Value-Added Reseller Agreement between Cistera and the D/VAR.

Cistera does establish extended support and maintenance agreements directly with Cistera’s customers’ (D/VARs) customers (end-users) after the initial product agreement lapses. These agreements are handled as separate accounting transactions for revenue recognition purposes.

•

Tell us whether the product and professional service elements meet the criteria of EITF 00-21, paragraph 9, to be separated into separate units of accounting. In addition tell us whether the amount allocated to your delivered product is contingent upon the installation services; we refer you to EITF 00-21, paragraph 14.

Response: As outlined in EITF 00-21, Exhibit 00-21 A (flowchart for determining separate units of accounting), the final criteria for determining if separation is required is as follows: “If the arrangement includes a general right of return relative to the delivered item(s), is delivery of the undelivered item(s) probably and substantially controlled by the vendor? If yes, account for the delivered item(s) as a separate unit of accounting. If no, do not account for delivered item(s) as separate units of accounting.” As previously stated, Cistera’s sales agreements do not grant return rights or privileges of any kind to our clients or reseller partners. Further, all installations of Cistera hardware and software are controlled and scheduled exclusively by our clients. These facts would indicate that the product and professional service elements of our process should not be separated in to separate accounting units.

EITF 00-21, paragraph 14 states the following: “The amount allocable to a delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting specified performance conditions (the noncontingent amount). That is, the amount allocable to the delivered item(s) is the lesser of the amount otherwise allocable in accordance with paragraphs 12 and 13, above, or the noncontingent amount. Additionally, although Statement 48 may impact the amount of revenue recognized, the allocated amount is not adjusted for the impact of a general right of return pursuant to that Statement.” All Cistera reseller partners are provided with a Cistera price list that contains SKU’s (stock keeping units) and pricing for each hardware, software and professional service offered by Cistera Networks. There are no pricing contingencies contained in our sales terms or pricing guidelines. Each individual professional service is assigned a separate SKU and price. For example, the installation of a convergence server has a unique SKU and price as does the installation of individual application engines and these services can be further broken down by on-site versus remote VPN (virtual private network) installations.

When a sale is made and the valid purchase order sent to Cistera, its unique SKU number and individual price individually identify each line item on the PO. The amount recognized as revenue for Cistera’s delivered product is based on the price from Cistera’s price list. Similarly, the amounts recognized for professional services and support services are based on their individual SKU’s and pricelist prices.

Note 2- Summary of Accounting Policies

3.

We note the summary of your revenue recognition policy provided in response to prior comment number 6. However, your revenue recognition policy as disclosed in your December 31, 2005 Form 10-QSB does not include your full accounting policy. That is, your disclosure should provide your full accounting policy that identifies the elements of your sales arrangements and clearly discloses your accounting policy for each element, as well as how it is determined and valued pursuant to SAB Topic 13, Section B.

Response: Cistera will amend the December 31, 2005 10-QSB filing to include a complete breakdown of our accounting policies by revenue type as outlined in SAB Topic 13, Section B.

Note 11 – Convertible Debt, page F-15

4.

We note your responses to prior comment numbers 7,9 and 10, which states, in part, that as of December 31, 2005 you had sufficient authorized and unissued shares available to settle the convertible debt contract after considering all other commitments that may require the issuance of stock. We note that you increased your total authorized shares from 10,000,000 to 50,000,000 during the quarter ended September 30, 2005. Tell us whether you had sufficient authorized and unissued shares available to settle the convertible debt contract after considering all other commitments that could require the issuance of stock prior to increasing your authorized shares (i.e for the reporting periods between the issuance of the convertible debt and the date you increased your authorized shares). If not, tell us why you believe that this condition can be met by subsequently increasing the amount of shares authorized. Provide us with a materiality analysis for each reporting period prior to the increase in authorized shares that shows the affect of not having sufficient authorized shares. Refer to SAB 99.

Response: The share reconciliation for CNH Holdings Company prior to the increase in authorized shares from 10,000,000 to 50,000,000 is as follows:

Issued – O/S	Authorized	Balance

12/31/2004:	3,958,358	10,000,000	6,041,642
Add: stopped/cancelled:	310,447*
XBR Debt Issued:	150,000
Issued for Debt:	359,580
Reported 3/31/2005:	4,778,385	10,000,000	5,221,615

Less: stopped/cancelled	(310,447)*
Cancelled in Merger	(2,150,000)
Issued in Merger	4,150,000
Issued for Debt	173,511
Options Exercised	100,000
Reported 6/30/05:	6,741,449	10,000,000	3,258,551

* Consists of shares of common stock issued but for which the Company received a court order pursuant to which such shares were to be cancelled. The Company has been unsuccessful in obtaining certificates representing these shares.

Issued – O/S	Authorized	Balance

Potential Stock Issuances

Private Placement Warrants	1,146,000
XBR Stock Options	529,945
XBR Warrants	312,439
S-8 Options	700,000
2,688,384

Share Totals	9,429,833	10,000,000	570,167

Private Placement Note Convert	881,538
Accrued Interest on PP Note	151,615

Fully Diluted Share Totals	10,462,986	10,000,000	(462,986)

For each reporting period prior to 6/30/3005, CNH Holdings Company had the necessary un-issued and authorized shares to meet all anticipated obligations such as exercise of options/warrants and settlement of convertible debt contracts. After the settlement of the XBridge Software acquisition, and until the effective date of the authorized share increase (September 21st, 2005), CNH Holdings Company did not have the required authorized and un-issued shares to meet all potential share issuance obligations. The share deficit was 462,986 shares. However, under the terms of the convertible debt contracts, the debt and accrued interest could not be converted into shares of the Company’s common stock, until such time as a registration statement covering the shares issuable upon such conversion was filed with the Commission and became effective. As the Company controls the timing of the filing and effectiveness of this registration statement, the Company did not believe that the share deficit was material and took steps to remedy the shortfall by increasing its authorized shares prior to moving forward with the registration statement.

The increase in authorized shares to 50M was approved by written consent of CNH Holdings Company shareholders on August 15, 2005, and an Information Statement with respect to the increase was filed with the Commission on August 31, 2005. The SB-2 registration was filed on August 24, 2005 after the share increase had been approved and while effectiveness was pending the filing of the Information Statement and expiration of the 20-day period mandated by Rule 14c-2(b). The increase in the company’s authorized shares from 10M to 50M then became effective on September 21st, 2005, resulting in a surplus of 49,537,014 authorized and unissued shares, including shares issuable upon conversion of the convertible debt contracts.

Merger with XBridge Software, Inc.

5.

We note your analysis supporting your conclusion then CNH Holdings Company (“CNH”) is the accounting acquirer in your response to prior comment number 17 from our August 24, 2005 comment letter. Please address the following with respect to your analysis:

•

Your response states the senior management of the combined company is that of CNH. Please expand your analysis to tell us the names and titles of CNH’s and XBridge Software, Inc.’s (“XBridge”) senior management prior to the business combination and of the combined company.

Response: The senior management team for XBridge Software prior to the merger was as follows:

•	President – Cynthia Garr
•	Vice-President /Chief Technology Officer – Greg Royal

The senior management team for CNH Holdings Company prior to the merger was as follows:

•	President/Interim CEO – Derek Downs
•	Executive Vice President/Interim CFO – Cynthia Garr
•	Executive Vice President/Chief Technology Officer – Greg Royal

•

Your response states that the governing body of the combined company is that of CNH. Please expand your analysis to tell us the individuals that form the governing body of CNH and XBridge prior to the business combination and of the combined company. In this respect, we note your disclosure on page 17 of your March 31, 2005 Form 10-KSB, which states, “Various officers and directors of CNH Holdings own a controlling interest in XBridge Software, Inc.” Tell us how you considered this relationship when concluding that the governing body of the combined company is that of CNH. In addition, tell us the percentage ownership that these various officers had in CNH and XBridge prior to the business combination.

Response: The governing body of XBridge Software prior to the merger was as follows:

•	Cynthia Garr – Director (% Ownership of XBridge = 29.5%)

•	Greg Royal – Director (% Ownership of XBridge = 24.5%)
•	Lee Hargrave – Director (% Ownership of XBridge = 3.3%)

The governing body of CNH Holdings Company prior to the merger was as follows:

•	Derek Downs – Director (% Ownership of CNH = 0%)
•	Cynthia Garr – Director (% Ownership of CNH = 0%)
•	Greg Royal – Director (% Ownership of CNH = 0%)

This governing body has remained in place within CNH Holdings Company since the merger was completed in 2005. The officers and directors of CNH Holdings Company who held a controlling interest in XBridge Software were likewise engaged in key managerial and leadership positions within CNH Holdings. These facts, along with other considerations discussed in our previous responses, played a key role in the determination that the governing body of the combined company would be the governing body of CNH Holdings Company.

•

Your response states that the larger portion of the relative voting rights of the combined company is that of CNH’s senior management. The criteria in SFAS 141, paragraph 17(a) requires that you evaluate “the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity.” Please expand your analysis to provide the percentage voting rights that the owners as a group of CNH and XBridge received in the combined company.

Response: The majority owners of XBridge Software received the following shares of CNH Holdings Company as part of the combined company:

•	Cynthia Garr – 1,288,360 shares
•	Greg Royal – 1,124,985 shares
•	Kingdon Hughes – 1,275,770 shares

Total shares as a group equal 3,689,115 shares out of 6,741,449 issued as of June 30, 2005. The percentage of relative voting rights for these shares equal 54.7% of the combined company’s outstanding shares as of June 30, 2005.

•	Please tell us how you considered the guidance in paragraph 17(b) of SFAS 141 when concluding that CNH is the accounting acquirer.

Response: Paragraph 17(b) of SFAS 141 reads as follows: “The existence of a large minority voting interest in the combined entity when no other owner of organized group of owners has a significant voting interest – all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.” Cistera Networks believes that, while the minority voting interest issue is present in the combined company, the key term for Cistera in this guidance is “all else being equal.” In fact, Cistera Networks (CNH Holdings) had worked for two years prior to the merger to build a presence and brand equity in the VOIP marketplace and had emerged as one of the leading application providers to Cisco in this industry. XBridge Software had neither market presence in this technical space nor any brand recognition in the VOIP industry. Cistera Networks made the determination that, in fact, all other things were not equal in this merger and felt that it would be in the best long-term ongoing interests of the combined company to be the accounting acquirer.

6.	We note your response to prior comment number 18 and have the following additional questions with respect to your analysis of the XBridge Merger:
•

We note that in May and June 2003 CNH acquired an exclusive license to intellectual property owned by XBridge and the physical assets of XBridge. We also note from your disclosure on page 14-15 of the March 31, 2005 Form 10-KSB that in May 2003 the executive team from XBridge began employment with CNH. Tell us how you determined that the acquisition in May 2003 only involved the receipt of productive assets and not a business. Please provide your analysis pursuant to the guidance of EITF 98-3.

Response: EITF 98-3 reads, in part, as follows: “The determination of whether a transferred set of assets and activities is or is not a business is a three-step process. First, one must identify the elements included in the transferred set. Second, one must compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. Third, if there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business.”

EITF 98-3 further states: “For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal business operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its output to customers.” The transferred elements of the license agreement executed between XBridge Software and CNH Holdings included only the intellectual property of XBridge Software. Additionally, some portions of XBridge Software’s physical assets were sold to CNH Holdings through the execution of a separate Asset Purchase Agreement. The elements missing from these transactions required to conduct normal business operations were the “productization” of the XBridge technology and access to sales channels that would provide an ongoing revenue stream from these products. At the time of the license agreement, XBridge had neither viable products to sell nor re-seller channels to sell products. The newly formed relationship between CNH Holdings and XBridge Software provided both of these missing elements.

Based on the assessment that the intellectual property and portion of physical assets of XBridge Software obtained by CNH Holdings Company through the licensing agreement and asset purchase agreement lacked the ability on their own to sustain a revenue producing business, CNH Holdings made the determination that these agreements represented a receipt of assets and not a business.

•

If you conclude that the May 2003 acquisition only involved the receipt of productive assets, please expand on your analysis of the purchase price allocation of the May 2005 acquisition. In this respect, tell us how you evaluated paragraph 39 and Appendix A of SFAS 141 when concluding that intellectual property was the only acquired intangible asset. Additionally, your response indicates that you determined the fair value of the intellectual property was based on applying a 50% discount to the estimated cost of outsourced research and development over a 10-year period. Tell us why you believe that this valuation is adequate to determine the fair value of the acquired intangible asset. Tell us whether the present value technique would determine a similar fair value than the technique you applied. We refer you to SFAS 141, paragraph B174.

Response: CNH Holdings Company acquired the intellectual property assets previously licensed to CNH by XBridge Software as a result of the May 2005 acquisition. The asset valuation of this acquisition was mainly based on the discounted value to XBridge Software of the ongoing support and maintenance contract for this asset. Taking into account that the majority of XBridge Software’s revenue stream was this support contract and, when considering the fact that XBridge Software had no other brand equity, channel sales relationships or business opportunities other than with CNH Holdings, it seems more than reasonable for Cistera to conclude from the guidance provided by paragraph 39 and Appendix A of SFAS 141 that the intellectual property assets were the only acquired intangible property through this acquisition.

Using a discounted present value cash flow analysis on the annual support fees would yield a valuation of $4,911,779 after applying the same 50% discount (8% interest rate/10 year term), a difference of $59K from the estimated fair value assumed by CNH Holdings Company. An independent valuation analysis performed by Navigant Capital Advisors in 2006 placed the fair market valuation of the XBridge Software equity in a range of $3-$4 Million in 2005. Cistera Networks feels that the methodology behind the fair market valuation used for the XBridge Software acquisition was adequate and fair as it took into account the mutual risks inherent in both company’s continued existence as viable businesses without the mutual support of each other. The 50% discount factor applied to both valuations is a reasonable step as CNH Holdings Company would ultimately require the ownership of XBridge Software’s intellectual property as a basis for capital funding before the 10 year support relationship had run its due course.

•

Clarify whether you prepared a cash flow analysis to determine the estimated useful life of the acquired intellectual property. See paragraph 11 of SFAS 142, including footnote 9. Additionally, tell us why you determined that the intellectual asset has a 15-year life if management believes that such technology has a useful life of 10 to 15 years.

Response: The 15 year life assigned to the acquired intellectual property was management’s assessment of the remaining useful revenue producing potential for the XML-based technology acquired from XBridge Software. Footnote 9 of SFAS 142 states: “The useful life of an intangible asset shall reflect the period over which it will contribute to the cash flows of the reporting entity, not the period of time that it would take that entity to internally develop and intangible asset that would provide similar benefits.” The useful life of this XML technology does not have an indefinite useful life, factors such as obsolescence and technological advances will one day bring the useful life of XML properties to an end. Since XML is a newly introduced technology, Cistera’s management felt that they were acting in a conservative fashion by assigning a 10-15 year life for amortization purposes.

•

Your response states that the acquired net assets were valued at $782,245. Per the XBridge financial statements and pro forma included in the March 31, 2005 Form 10-KSB, it appears that the majority of the assets acquired related to accounts receivable. Tell us whether this accounts receivable was due from CNH or third parties.

Response: The majority of the net asset value acquired from XBridge Software was accounts receivable due from CNH Holdings Company.

•	Tell us how you have complied with the disclosure requirements of paragraph 44 of SFAS 142 and paragraph 58 of SFAS 141.

Response: Cistera Networks will amend the notes to financial statements for the period ending June 30, 2005 10-QSB to reflect the following items:

•

Based on guidance from paragraph 44 of SFAS 142, intangible assets acquired the XBridge Software acquisition subject to amortization will be broken down by intangible asset class and identified as such in the period acquired.

•

Based on guidance from paragraph 58 of SFAS 141, the following items will be added (as they relate to the XBridge Software acquisition) to the notes to financial statements (from paragraph 51, items (a) through (d) of SFAS 141):

(a)	The name and a brief description of the acquired entity and the percentage of voting equity interests acquired
(b)	The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill
(c)	The period for which the results of operations of the acquired entity are included in the income statement of the combined entity
(d)

The cost of the acquired entity and, if applicable, the number of shares of equity interests (such as common shares, preferred shares, or partnership interests) issued or issuable, the value assigned to those interests and the basis for determining that value.